JEFFREY G. KLEIN, P.A.
301 Yamato Road Suite 1240
Boca Raton, Florida 33431

Telephone: (561)953-1126	Telefax: (561)994-6693
Email: jklein@jkleinlegal.com

November 3, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549
Attention:

Re:	Mindesta Inc.
Current Report on Form 8-k
Filed: September 11, 2014
File No. 000-30651

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated October 7, 2014.

1. With respect to comment No. 1 and the Company’s plans regarding the development of its wafer:

Please be advised that the Company has modified its business plan. Securing regulatory approval in the United States will be very costly and time consuming. Therefore , management believes that it is more cost effective and will take less time to focus on securing required licensing in Canada and enter into collaborate contractual agreements with licensed distributors in Germany and the Netherlands. It should be noted that regulatory compliance and testing for a new product delivery system as well as issues surrounding the use of cannabis in the United States creates a significant financial burden. The Company will most likely partner with a large pharmaceutical company in the United States that has the financial capability to conduct further trials in the United States and submit an application to the Food and Drug Administration. We do not believe that this will happen for at least two years.

Appropriate changes and updates have been made throughout the Form 8-k which will address the Company’s new business, milestones, timing and costs.

The revised business plan can be summarized as follows:

Initially, the Company with enter a collaborative supply and development agreements with Phyto Plant Research EU. Phyto Plant Research is a Spanish based company which has developed the technology to extract purified Cannabis extracts such as THC CBD and CBG. The cannabis extract are tested for their potency. Initially, the cannabis extract will be sent to ODF Technologies, a division of ODF Pharma.

ODF will produce the wafer. In connection with producing the Wafer the Company estimates that it will incur approximately $35,000 in expenses. These expenses will be reimbursements for manufacturing and testing costs to determine the stability, sterility and potency of the wafer.

We believe that this process will take up to two months.

Once the wafer has been produced, the Company will move to clinical trials on dogs or cats. These costs and related expenses such as insurance will cost approximately $180,000 and will take approximately three months to complete. The primary goal of this testing will be to demonstrate the rapid absorption of the cannabis in the bloodstream.

Once the efficacy of the wafer is proven, we will file for a medical marijuana patent in Canada. We believe that this process will take between four and five months to secure final regulatory compliance will cost approximately $100,000.

During the Company’s first year of operations, general and administrative expenses including salaries and travel will be approximately $285,000.

Estimated expenses in year one will total $600,000

Human trials will then begin in our second year of operations . These trials will be very specific and indication oriented to give us a specific results. The trials will be done 4 way arms protocol; this will involved the following dosing schedules to achieve our results directed toward quantitative measurements of efficacy (effects) of the doses, blood levels of drug or cannabis contents, side effects evaluation. We estimate the costs for the human trials, including insurance and related costs to be $750,000, related laboratory testing on blood samples will be $30,000 and further costs in relation to the wafer’s stability, sterility and potency will be an additional $50,000.

Management believes that the optimal way to implement its business plan, is to build its own manufacturing facility. The first facility will be built in Canada. Additional facilities may be constructed in those countries in which we have collaborative marketing agreements. The facility will be subject to Good Manufacturing Practices. (“GMP”). GMP is the national standard for the production of pharmaceuticals. A GMP facility is under strict environmental control to assure manufacturing of sterile, potent and uncontaminated products for human therapies. Total cost for the facility will be approximately $600,000 and is expected to be completed at the end of year two.

We estimate our overhead in year 2 to be $450,000 including salaries, travel professional fees and general and administrative office expenses.

Total expenses in year two is budgeted to be $1,880,000 A more detailed analysis is included in the amended Form 8-.k.

2. With respect to comment No. 2 and where the Company will market its products:

The targeted initial markets for the Wafer will be the Netherlands and Germany. Other targeted countries include Spain and Canada. The Company does not intend to sell any cannabis or cannabis/opiate product in the United States for at least two years. Rather, the Company intends to partner with a large pharmaceutical company in the U.S., and this partner will provide the capital to demonstrate the products’ efficacy in the United States.

3. With respect to comment No. 3 and the supporting documentation for the claims identified:

This documentation will be submitted under separate cover. Several source articles include:

  Cannabinoids in Pain Management:An Update from the 2009 Canadian Pain Society Meeting,

  Ko G, Wine W. Chronic pain and cannabinoids.

  Wilsey B, Marcotte T, Tsodikov A, et al. A randomized, placebocontrolled, crossover trial of cannabis cigarettes in neuropathic pain.

  Institute of Medicine. Cannabinoids and animal physiology. Marijuana and medicine: Assessing the science base. Joy, J. E., Watson, S. J., and Benson, J. A. Washington, DC:

  De Petrocellis, L., Ligresti, A., Moriello, A. S., Allara, M. and others. (2011). Effects of cannabinoids and cannabinoid-enriched Cannabis extracts on TRP channels and endocannabinoid metabolic enzyme s.

  Musty, R. E. Natural cannabinoids: interactions and effects. The medicinal uses of cannabis and cannabinoids.

  MA Ware, H Adams, and GW Guy. “The medicinal use of cannabis in the UK: results of a nationwide survey,”

  T Carter, P Weydt, M Kyashna-Tocha and DI Abrams. “Medicinal cannabis: rational guidelines for dosing,” IDrugs. 2004. 7:464-470.

4. With respect Comment No. 4 and to the risk factor related to government approval:

We have expanded the disclosure regarding regulatory compliance in Canada. A portion of the revised risk factor is set forth below: Our operations and products under development are subject to extensive regulation in the jurisdictions where the products are produced or distributed. While we are a U.S. corporation, we will not have any business activities in the United States in the foreseeable future. As a result, we will not file any applications with the Food and Drug Administration. We will however be subject to the rules and regulations promulgated by Health Canada and other countries where we choose to do business. be subject to FDA, other governmental authorities in the U.S. and governmental authorities in other countries.

Any facility constructed in Canada for the commercial manufacturing, processing, testing, control and labeling of pharmaceutical products (such as our cannabis wafers) must be registered with and approved by Canada Health. Subject to securing sufficient funding, we intend to construct a government approved manufacturing facility in Canada. This facility will be subject to rules and regulations promulgated by Canada Health.

5. With respect to Comment No. 5 and the risks associated with FDA approval and the process for approval:

The wafers will not be distributed in the United States for at least 24 months. We have modified this risk factors and throughout the filing to indicate that FDA regulations and compliance will not be required at this time. The Company has determined that its initial market will be Germany and the Netherlands. The Company will not distribute the Wafers in either of these countries. Rather, the Company will enter into collaborative joint venture or licensing agreements with those companies who have been granted the exclusive distribution rights for cannabis.

If and when we introduce our cannabis or cannabis/opiate wafers into the United States, we intend to partner with a large pharmaceutical company who has the financial resources to conduct required FDA testing before being introduced into the market.

6. With respect to Comment No. 6 and restrictions on the use or distribution of medical marijuana:

We have modified this risk factor as follows:

The medical marijuana industry is our primary target market. While many jurisdictions have been decriminalizing or legalizing the use of medical marijuana, if this trend stops or is reversed, demand for our cannabis wafers will diminish. This would have a negative impact on our business, operations and financial condition,

7. With respect to Comment No. 7 and amendments to the America Invents Act of 2011:

We have deleted all references to the America Invents Act of 2011. The Company will not be manufacturing nor selling the Wafer in the United States. Therefore, we have deleted the reference to the America Invents Act of 2011.

8. With respect to Comment No. 8 and the Single Convention on Narcotic Drugs 1961: We have further clarified the risk factor and basis for the Single Convention. In summary, This Convention aims to combat drug abuse by coordinated international action.

However, the Single Convention is not self-executing, each country must pass laws to carry out its provisions. Countries may interpret and implement their treaty obligations in a way that creates a legal obstacle to our project developers obtaining marketing approval for their products in those countries. For example, even though cannabis is classified as a narcotic under the treaty, possession of cannabis may be illegal, decriminalized or legal depending on the jurisdiction. Further amendments to existing laws and regulations may take a prolonged period of time and limit our ability or the ability of any joint partner to sell the cannabis wafer.

A more detailed disclosure is contained in the referenced risk factor.

9. With respect to Comment No. 9 and the material regulatory requirement risks we have further clarified the risk factor in the distribution of a Schedule I controlled substance under the Single Convention of Narcotic Drugs. To the extent that individual nations do not liberalize their drug laws, the Company may not be able to sell or distribute the wafers in these jurisdictions. In the immediate future we do not plan to sell our Wafers in the United States, Conflicting laws at both the state and federal level make it difficult to insure compliance. For example, , marijuana remains illegal under federal law and there can be no assurance that the federal government will not seek to prosecute offenders.

A more detailed disclosure is contained in the referenced risk factor.

10. With respect to Comment No. 10 and disclosure in Management’s Discussion and Analysis of Financial Condition:

We have presented the financial information in a comparative format and explained those reasons where there was a significant change from one period to the next.

11. With respect to Comment No. 11 and the Company’s Short Term and Long Term liquidity requirements. The Company’s capital requirements in year one will be $600,000 and $1,580,000 in year two. A more detailed breakdown of these costs and expenses is set forth in response to comment number.

These costs and expenses are addressed in Management’s Discussion and Analysis of Financial Condition.

12. With respect to Comment No. 12 and voting control of Capital Financial:

Camil Rabay, whose address is Rabay Building, Hadath, Beyroth, Lebanon, exercises voting control over Capital Financial. We have disclosed this information in the Form 8-K.

13. With respect to Comment No. 13 and Mr. Bowes:

Mr. Bowes address is: 913 Quarry Road, Carleton Place, Ontario, Canada K7C 301. We have included this in the amended filing.

14. With respect to Comment No. 14 and Dr. Modi’s involvement in various business entities:

We have disclosed when these entities were formed and further clarified his role in these entities.

15. With respect to Comment No. 15 and the experience, qualifications and skills that led to the conclusion that Dr. Modi, Dr. Greenspoon and Mr. Hanisch are qualified to serve as corporate directors: We have further disclosed the need to combine the medical expertise and research capabilities of Dr. Modi and Dr. Greenspoon with the financial acumen of Mr. Hanisch. We believe the combination of medical professionals and a financial professional provides a diversified and well suited management team to fully implement the Company’s business plan.

Dr. Modi developed the patented wafer and has the medical expertise to evaluate the efficacy of the cannabis wafers. Dr. Greenspoon’s expertise complements those of Dr. Modi and has the experience to conduct clinical trials. Mr. Hanisch has worked for years in the public sector and is familiar with SEC reporting issues, corporate governance, and equity formation.

A more detailed discussion is set forth in the filing.

16. With respect to Comment No. 16, and regulatory compliance for the past ten years:

We have changed the filing to reflect legal proceedings for the last ten years as opposed to seven years.

17. With respect to Comment No. 17 and the related party transactions:

We have disclosed that both Mr. Hanisch and Mr. Hesham Osman have loaned the Company $10,000. Further, Mr. Hanish and Mr. Hesham have paid professional fees on behalf of the Company in the amount of $4,989.

18. With respect to Comment No. 18, and the patent assignment and corporate documents: We have attached as an exhibit a copy of the patent assignment. We have also attached as exhibits the Company’s Certificate of Incorporation together with all amendments thereto as well as the Company’s bylaws.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jeffrey G. Klein
Jeffrey G. Klein
Counsel For
Mindesta, Inc.